Exhibit 1

FOR IMMEDIATE RELEASE	4 October 2011

WPP PLC (“WPP”)

Ogilvy & Mather agrees to acquire majority stake in digital marketing services agency, Promo Digital, in Russia

WPP announces that its wholly-owned operating company Ogilvy & Mather, the global marketing communications group, has agreed to acquire a majority stake in Promo Digital LLC in Russia (“Promo”), subject to obtaining regulatory approvals.

Founded in 1997 and based in Moscow, Promo is a digital marketing services agency which specialises in creating internet, mobile and multimedia campaigns for a variety of clients in Russia. The agency employs 53 people and major clients include Gazprom, LG and MTS.

Promo’s unaudited revenues for the year ended 31 December 2010 were RUR 86 million with gross assets of RUR 63 million as at the same date.

This acquisition will continue WPP’s strategy of investing in important sectors and markets by further strengthening its capabilities in the digital marketing sector and developing its business in the fast growing Russian market. Collectively the Group employs almost 2,000 people, including associates, in Russia, with revenues that have more than doubled in the last five years to over $200 million.

Contact:

Feona McEwan, WPP www.wpp.com	T+44 (0)20 7408 2204